Filed Pursuant to Rule 433
Registration No. 333-158385
October 6, 2010
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement No. 2 dated January 11, 2010)

HSBC USA Inc.
Best-Of Performance Notes Linked to the EFA

▸ 2-year maturity

▸ Participation in any positive return in the Reference Asset

▸ A contingent minimum return of between 10% and 15% (to be determined on the Pricing Date) if a Trigger Event has not occurred

▸ Principal protection if a Trigger Event has not occurred

The Best-Of Performance Notes (each a "Note" and collectively the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-4 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US1-1 of the accompanying underlying supplement no. 2.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of between 1.50% and 2.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

HSBC USA Inc.

2-Year Best of Performance Notes Linked to the EFA

Indicative Terms*

Principal Amount:	$1,000 per Note
Term:	2 years
Reference Asset:	The iShares® MSCI EAFE Index Fund (Ticker: EFA)
Contingent Minimum Return:	The Contingent Minimum Return will be between 10% and 15%, which will be determined on the Pricing Date.
Trigger Event:	A Trigger Event occurs if, at any time during the Observation Period, the Official Closing Price (as defined below) is less than the Barrier Price.
Barrier Price:	The Barrier Price will be a price equal to 75% of the Initial Price.
Payment at Maturity per Note:	**If a Trigger Event has occurred**, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows: $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return. *If a Trigger Event has occurred and the Reference Return is less than zero, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount.* **If a Trigger Event has not occurred,** your Payment at Maturity per $1,000 Principal Amount of Notes will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return.
Reference Return:	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price:	See page FWP-2
Final Price:	See page FWP-2
Trade Date:	October 29, 2010
Pricing Date:	October 29, 2010
Original Issue Date:	November 3, 2010
Maturity Date:	November 1, 2012
Observation Period:	The period beginning on and including the Pricing Date and ending on and including the Final Valuation Date.

* As more fully described beginning on page FWP-1.

The Notes

For investors who believe the Reference Asset will appreciate over the term of the Notes or will not close lower than the Barrier Price on any day during the term of the Notes, the Notes provide an opportunity for a Contingent Minimum Return with 1:1 exposure to any potential decline in the Reference Asset if a Trigger Event occurs.

If a Trigger Event does not occur during the term of the Notes, you will participate in any appreciation in the Reference Asset and receive at maturity at least the Contingent Minimum Return. Should a Trigger Event occur during the term of the Notes, you will gain or lose 1% of your investment for every 1% of appreciation or decline in the Reference Asset and not benefit from the Contingent Minimum Return.

The offering period for the Notes is through **October 29, 2010**



HSBC USA Inc.
Best-Of Performance Notes Linked to the EFA



All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these 2 Year Best-Of Performance Notes. The Notes offered hereby will have the terms described in this free writing prospectus and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if a Trigger Event occurs and the Reference Return is negative, you may lose up to 100% of your initial investment.**

This free writing prospectus relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security linked to the iShares® MSCI EAFE Index Fund as described below. Although the offering relates to the iShares® MSCI EAFE Index Fund, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the iShares® MSCI EAFE Index Fund or any component security included in the iShares® MSCI EAFE Index Fund or as to the suitability of an investment in the related Notes. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)†
Reference Asset:	The iShares® MSCI EAFE Index Fund (Ticker: EFA)
Contingent Minimum Return:	The Contingent Minimum Return will be between 10% and 15%, which will be determined on the Pricing Date.
Trigger Event:	A Trigger Event occurs if, at any time during the Observation Period, the Official Closing Price (as defined below) is less than the Barrier Price.
Barrier Price:	The Barrier Price will be a price equal to 75% of the Initial Price.
Trade Date:	October 29, 2010
Pricing Date:	October 29, 2010
Original Issue Date:	November 3, 2010
Final Valuation Date:	October 29, 2012. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be November 1, 2012. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Observation Period:	The period beginning on and including the Pricing Date and ending on and including the Final Valuation Date.
Payment at Maturity:	On the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	*If a Trigger Event has occurred,* your return will (i) reflect the full positive performance of the Reference Asset if the Reference Return is positive or (ii) reflect loss of 1% of the Principal Amount of your investment for each percentage point that the Reference Return is below zero. Under either of these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:
	$1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return.
	If a Trigger Event has occurred and the Reference Return is less than zero, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. If a Trigger Event has occurred and the Reference Return is less than zero, you will lose some or all of your investment. **This means that if the Reference Return is -100%, you will lose 100% of your investment.**
	If a Trigger Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will

	equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	The Official Closing Price on the Pricing Date.
Final Price:	The Official Closing Price on the Final Valuation Date, adjusted by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 2.
Official Closing Price:	The closing price of the iShares® MSCI EAFE Index Fund on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "EFA <EQUITY>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K06Y6 /
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a security linked to a single Reference Asset.   We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009 and the underlying supplement no. 2 dated January 11, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these 2 Year Best-Of Performance Notes. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus, page US2-1 of underlying supplement no. 2, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 2) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 2 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain :

▶ the underlying supplement no. 2 at http://www.sec.gov/Archives/edgar/data/83246/000114420410001371/v171070_424b2.htm

▶ the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▶ the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▶ the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

▸ *If a Trigger Event has occurred*, your return will (i) reflect the full positive performance of the Reference Asset if the Reference Return is positive or (ii) reflect loss of 1% of the original Principal Amount for each percentage point that the Reference Return is below zero. Under either of these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:

> $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return.

If a Trigger Event has occurred and the Reference Return is less than zero, you will lose 1% of the original Principal Amount for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the original Principal Amount. If a Trigger Event has occurred and the Reference Return is less than zero, you will lose some or all of your investment. This means that if the Reference Return is -100%, you will lose 100% of investment.

▸ *If a Trigger Event has not occurred*, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return.

Trigger Event

A Trigger Event occurs if, at any time during the Observation Period, the Official Closing Price is less than the Barrier Price.

Interest

The Notes will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Issuer

The reference issuer is iShares, Inc.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe the closing price of the Reference Asset will (i) increase or (ii) decrease only moderately—meaning that you believe the Official Closing Price of the Reference Asset will not decline below the Barrier Price at any time during the Observation Period.

▶ You are willing to make an investment that is exposed to the downside performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Reference Return is below zero in the event that a Trigger Event occurs.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset or the stocks comprising the Reference Asset.

▶ You do not seek current income from this investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Official Closing Price of the Reference Asset will decline below the Barrier Price at any time during the Observation Period.

▶ You are unwilling to make an investment that is exposed to the downside performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Reference Return is below zero in the event that a Trigger Event occurs.

▶ You seek an investment that is 100% principal protected.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid to holders of the Reference Asset or the stocks included in the Reference Asset.

▶ You seek current income from this investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US2-1 of the accompanying underlying supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement, prospectus, prospectus supplement and product supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes Linked to the Performance of Exchange-Traded Funds" in the product supplement;

▶ "— The Notes are Subject to Currency Exchange Risk" in underlying supplement no. 2; and

▶ "— Risks Associated with Foreign Securities Markets" in underlying supplement no. 2.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are not fully principal protected and the Contingent Minimum Return may terminate at any time during the Observation Period.

If the Official Closing Price at any time during the Observation Period declines below the Barrier Price, you will not be entitled to receive the Contingent Minimum Return on the Notes and your return will be solely based on the performance of the Reference Asset. Under these circumstances you will at maturity be fully exposed to any downside performance of the Reference Asset and you will lose 1% of the Principal Amount of your investment for each percentage point that the Reference Return is below zero. You will be subject to this potential loss of principal even if the price of Reference Asset subsequently increases such that the Official Closing Price is greater than the Barrier Price. As a result of a Trigger Event occurring, you may lose up to 100% of your initial investment. Your return on the Notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC except such obligations as may be preferred by operation of law. Any payment to be made on the Notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive periodic interest payments.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the price of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the price of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

There is limited anti-dilution protection.

The calculation agent may adjust the terms of the Notes, which may affect the payment at maturity, for certain events affecting the shares of the Reference Asset, such as an extraordinary dividend. The calculation agent is not required to make an adjustment for every action which affects the shares of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the Notes, the market price of the Notes may be materially and adversely affected. See "Anti-dilution and Reorganization Adjustments" in the accompanying underlying supplement no. 2 for additional information.

An index fund and its underlying index are different.

The performance of an index fund may not exactly replicate the performance of the respective underlying index, because such index fund will reflect transaction costs and fees that are not included in the calculation of the respective underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the respective underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the respective underlying index and in managing cash flows. Your investment is linked to an index fund, and therefore any information relating to an underlying index is only relevant to understanding the index that such index fund seeks to replicate.

The Notes are not insured by any governmental agency of The United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the

Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Official Closing Price of the Reference Asset at any time during the Observation Period or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the illustrations below is not the actual Initial Price of the Reference Asset. You should not take the table or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table and examples below have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity (including, where relevant, the payment in respect of the Reference Return) on a $1,000 investment in Notes for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals. The potential returns described here assume that your Notes are held to maturity.

The following table and examples assume the following:

- Principal Amount: $1,000
- Hypothetical Initial Price*: $55.00
- Hypothetical Barrier Price*: $41.25, equal to 75% of the Hypothetical Initial Price
- Hypothetical Contingent Minimum Return*: 10.00%

* The actual Initial Price, Barrier Price and Contingent Minimum Return will be determined on the Pricing Date.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Total Return	
		Trigger Event Has Not Occurred[1]	Trigger Event Has Occurred[2]
$110.00	100.00%	100.00%	100.00%
$99.00	80.00%	80.00%	80.00%
$93.50	70.00%	70.00%	70.00%
$88.00	60.00%	60.00%	60.00%
$82.50	50.00%	50.00%	50.00%
$77.00	40.00%	40.00%	40.00%
$71.50	30.00%	30.00%	30.00%
$66.00	20.00%	20.00%	20.00%
$63.25	15.00%	15.00%	15.00%
$60.50	10.00%	**10.00%**	10.00%
$57.75	5.00%	**10.00%**	5.00%
$55.55	1.00%	**10.00%**	1.00%
$55.00	0.00%	**10.00%**	**0.00%**
$52.25	-5.00%	**10.00%**	-5.00%
$49.50	-10.00%	**10.00%**	-10.00%
$46.75	-15.00%	**10.00%**	-15.00%
$44.00	-20.00%	**10.00%**	-20.00%
$41.25	-25.00%	**10.00%**	-25.00%
$38.50	-30.00%	N/A	-30.00%
$33.00	-40.00%	N/A	-40.00%
$27.50	-50.00%	N/A	-50.00%
$22.00	-60.00%	N/A	-60.00%
$16.50	-70.00%	N/A	-70.00%
$11.00	-80.00%	N/A	-80.00%
$5.50	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

[1]The Official Closing Price has not declined below the hypothetical Barrier Price (75% of the hypothetical Initial Price) at any time during the Observation Period. The actual Barrier Price will be determined on the Pricing Date.

[2]The Official Closing Price has declined below the hypothetical Barrier Price at any time during the Observation Period.

EXAMPLE 1: A Trigger Event has not Occurred, and the Price of the Reference Asset Increases From the Initial Price of $55.00 to a Final Price of $57.75.

	Reference Asset
Initial Price	$55.00
Final Price	$57.75
Reference Return	5.00%
Final Settlement Value:	**$1,100.00**

Here, the Reference Return is 5.00%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the Principal Amount of the Note plus the product of (a) the Principal Amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 Principal Amount of Notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 10.00%. Therefore, the Notes would pay $1,100.00 at maturity for each $1,000 Principal Amount of Notes.

Example 1 shows that you are assured the return of your principal investment plus no less than the Contingent Minimum Return when a Trigger Event has not occurred.

EXAMPLE 2: A Trigger Event has not Occurred, and the Price of the Reference Asset Decreases From the Initial Price of $55.00 to a Final Price of $46.75.

	Reference Asset
Initial Price	$55.00
Final Price	$46.75
Reference Return	-15.00%
Final Settlement Value:	**$1,100.00**

Here, the Reference Return is -15.00%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the Principal Amount of the Note plus the product of (a) the Principal Amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 Principal Amount of Notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 10.00%. Therefore, the Notes would pay $1,100.00 at maturity for each $1,000 Principal Amount of Notes.

Example 2 illustrates how you are protected by the Contingent Minimum Return in the event that the Reference Return is negative but no Trigger Event has occurred.

EXAMPLE 3: A Trigger Event has not Occurred, and the Price of the Reference Asset Increases From the Initial Price of $55.00 to a Final Price of $71.50.

	Reference Asset
Initial Price	$55.00
Final Price	$71.50
Reference Return	30.00%
Final Settlement Value:	**$1,300.00**

Here, the Reference Return is 30.00%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the Principal Amount of the Note plus the product of (a) the Principal Amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 Principal Amount of Notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 30.00%. Therefore, the Notes would pay $1,300.00 at maturity for each $1,000 Principal Amount of Notes.

Example 3 shows that where the Reference Return is greater than the Contingent Minimum Return, you will participate in the full positive performance of the Reference Asset and receive a return at maturity greater than the Contingent Minimum Return.

EXAMPLE 4: A Trigger Event has Occurred, and the Price of the Reference Asset Increases from the Initial Price of $55.00 to a Final Price of $57.75.

	Reference Asset
Initial Price	$55.00
Ending Price	$57.75
Reference Return	5.00%
Final Settlement Value:	**$1,050.00**

Here, the Reference Return is 5.00%.

Because a Trigger Event has occurred, you will not be entitled to receive the Contingent Minimum Return on the Notes. Because the Reference Return is greater than 0%, you will receive an amount equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return, for each $1,000 Principal Amount of Notes. Accordingly, at maturity, the Final Settlement Value would be equal to $1,050.00 for each $1,000 Principal Amount of Notes, and you would receive a return of 5.00% of your Principal Amount.

Example 4 shows that if a Trigger Event occurs and the Reference Return is positive, you will receive a positive return on your Notes but will not have the benefit of the Contingent Minimum Return.

EXAMPLE 5: A Trigger Event has Occurred, and the Price of the Reference Asset Decreases from the Initial Price of $55.00 to a Final Price of $49.50.

	Reference Asset
Initial Price	$55.00
Ending Price	$49.50
Reference Return	-10.00%
Final Settlement Value:	**$900.00**

Here, the Reference Return is -10.00%.

Because a Trigger Event has occurred, you will not be entitled to receive the Contingent Minimum Return on the Notes. Because the Reference Return is less than zero, you will lose 1% of your Principal Amount for each percentage point that the Reference Return is below zero. Accordingly, at maturity, the Final Settlement Value would be equal to $900.00 for each $1,000 Principal Amount of Notes, and you would suffer a loss of 10.00% of your Principal Amount.

Example 5 shows that you may lose some or all of your initial investment if a Trigger Event occurs and the Reference Return is less than zero, even if the Final Price is greater than the Barrier Price. If the Reference Return is -100%, you will lose 100% of your investment.

EXAMPLE 6: A Trigger Event has Occurred, and the Price of the Reference Asset Decreases from the Initial Price of $55.00 to a Final Price of $27.50.

	Reference Asset
Initial Price	$55.00
Ending Price	$27.50
Reference Return	-50.00%
Final Settlement Value:	**$500.00**

Here, the Reference Return is -50.00%.

Because a Trigger Event has occurred, you will not be entitled to receive the Contingent Minimum Return on the Notes. Because the Reference Return is less than zero, you will lose 1% of your Principal Amount for each percentage point that the Reference Return is below zero. Accordingly, at maturity, the Final Settlement Value would be equal to $500.00 for each $1,000 Principal Amount of Notes, and you would suffer a loss of 50.00% of your Principal Amount.

Example 6 shows that you may lose some or all of your initial investment if a Trigger Event occurs and the Reference Return is less than zero. If the Reference Return is -100%, you will lose 100% of your investment.

INFORMATION RELATING TO THE ISHARES® MSCI EAFE INDEX FUND (the "EFA")

Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of October 4, 2010, the MSCI EAFE® Index consisted of the following 22 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" on page US2-20 of the accompanying underlying supplement no. 2.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing prices from August 16, 2002 through October 1, 2010. The closing price for the EFA on October 1, 2010 was $55.48. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the EFA closing price on the Final Valuation Date. The historical prices have been adjusted for a 3-for-1 stock split that went effective on June 9, 2005.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	$55.36	$51.14	$52.92
4/1/2005	6/30/2005	$53.92	$51.12	$52.35
7/1/2005	9/30/2005	$58.57	$51.24	$58.09
10/3/2005	12/30/2005	$60.95	$54.58	$59.42
1/3/2006	3/31/2006	$65.52	$60.25	$64.99
4/3/2006	6/30/2006	$70.65	$59.40	$65.35
7/3/2006	9/29/2006	$68.52	$60.94	$67.78
10/2/2006	12/29/2006	$74.66	$67.61	$73.26
1/3/2007	3/30/2007	$77.18	$70.95	$76.27
4/2/2007	6/29/2007	$81.79	$76.05	$80.63
7/2/2007	9/28/2007	$85.50	$67.99	$82.56
10/1/2007	12/31/2007	$86.49	$78.00	$78.50
1/2/2008	3/31/2008	$79.22	$65.63	$71.90
4/1/2008	6/30/2008	$78.76	$68.06	$68.70
7/1/2008	9/30/2008	$68.39	$52.36	$56.30
10/1/2008	12/31/2008	$56.42	$35.53	$44.87
1/2/2009	3/31/2009	$45.61	$31.56	$37.59
4/1/2009	6/30/2009	$49.18	$37.28	$45.81
7/1/2009	9/30/2009	$56.31	$43.49	$54.70
10/1/2009	12/31/2009	$57.66	$52.42	$55.30
1/4/2010	3/31/2010	$58.00	$49.94	$56.00
4/1/2010	6/30/2010	$58.08	$45.86	$46.51
7/1/2010	9/30/2010	$55.81	$46.45	$54.92

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of between 1.50% and 2.00%, or between $15.00 and $20.00, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions", we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Reference Asset (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the Original Issue Date of the Note at fair market value and sold them at fair market value on the Maturity Date (if the Note was held until the Maturity Date) or on the date of sale or exchange of the Note (if the Note was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note).

Although the matter is not clear, there exists a substantial risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the Original Issue Date of such Note for an amount equal to the "issue price" of the Note and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the issuer of any stock owned by the Reference Asset would be treated as a "passive foreign investment company," within the meaning of Section 1297 of the Code. In the event that the issuer of any stock owned by the Reference Asset were treated as a passive foreign investment company, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC or other authorities by the issuers of stock owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you, if any, in the event that one or more issuers of stock owned by the Reference Asset is or becomes a passive foreign investment company.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

Underlying Supplement No. 2

Product Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Best-Of Performance Notes Linked to the EFA due November 1, 2012

October 6, 2010

FREE WRITING PROSPECTUS